PNM Resources                                                       Thomas G. Sategna
Alvarado Square                                                      V.P. & Corporate Controller
Albuquerque, NM  87158-2701
tsategn@pnm.com
www.pnmresources.com
505.241.4615
Fax 505.241.2371                                                                                                                                   [PNMR Logo]

June 22, 2007

Via EDGAR

Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:          PNM Resources, Inc
Public Service Company of New Mexico (“PNM”)
Texas-New Mexico Power Company
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No.’s 001-32462, 001-06986, 002-97230

Dear Mr. Moran:

This letter is in response to your correspondence dated June 11, 2007 regarding the Form 10-K for the above registrants for the fiscal year ended December 31, 2006.  We have considered your comments and have included our responses herein.

We acknowledge the following in our responses to the SEC’s comments:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Earnings

1.	Please advise us how your presentation of Earnings before interest charges complies with Rule 5-03 of Regulation S-X, or revise future filings accordingly.

Response

Future filings will be modified to eliminate this sub caption.

Consolidated Balance Sheets

2.
We note your cumulative preferred stock is redeemable at the option of the holder.  Please disclose the redemption amount on the face of the balance sheet in future filings.  See Rule 5-02.28 of Regulation S-X.

Response

The cumulative preferred stock of PNM is subject to redemption at the option of PNM.  It is not subject to mandatory redemption nor is it redeemable at the option of the holder.  This will be clarified in the 2007 Form 10-K.

Note (8) Fair Value of Financial Instruments, page B-71

3.
We note you recorded an impairment loss on securities held in the nuclear decommissioning trust.  In future filings please clarify how fluctuations in the value of securities held within the trust are accounted for.  Specifically, whether you consider them as other than temporary and whether they are recorded in the income statement or as a regulatory asset in the balance sheet.  See SFAS 115-1.

Response

Securities held in the nuclear decommissioning trust (“NDT”) are included in other investments in the consolidated financial statements and the accounting policies applicable to them are set forth on page B-40 of the 2006 Form 10-K.  The NDT securities are classified as available for sale and accounted for in the same manner as other available for sale securities except as set forth on page B-40.  This results in net realized gains on the NDT securities being included in investment income in the statement of earnings and unrealized gains being included in other comprehensive income.  For individual securities in the NDT where the market value at the balance sheet date is less than cost (on a specific identification basis), the difference is considered an “other than temporary impairment,” and is treated as a realized loss. Such losses are included in investment income in the statement of earnings. No gains or losses are included in regulatory assets or liabilities as of December 31, 2006.  Clarifications will be made in the 2007 Form 10-K.

4.
Please expand your disclosure in future filings to separately disclose the amount of interest and dividends derived from trust assets.  In addition, please provide disclosure of the impact of the trust’s activities on cash flows.

Response

As discussed under 3 above, the NDT securities are a component of available for sale securities included in other investments.  In 2006, interest and dividends on the NDT securities of $2.9 million are included in interest income in the statement of earnings.  As required by SFAS 95, paragraph 22.b, the $2.9 million of interest and dividends is included in cash flows from operating activities in the statement of cash flows.  Similarly, the cash flow impacts of purchases and sales of NDT securities are included in the purchases and sales of securities line items in the investing activities section of the statement of cash flows.  Since the amount of interest and dividends is immaterial, separate disclosure is not considered necessary unless such amounts change significantly.  The amounts of cash flows due to purchases and sales of NDT securities will be separately disclosed in future filings.

Note (14) Construction Program and Electric Generating Plants, page B-117

5.
We note expenses related to your share of jointly owned plant are included in operating expenses.  In future filings please clarify specifically where in operating expenses your interest is recorded.  If your share of direct expense is charged to purchased power then the note should disclose the amount so charged and the proportionate amounts charged to specific operating expenses on the records maintained for the joint plants.  See SAB Topic 10(C).

Response

The proportionate shares of operating expenses of jointly owned plants are included in each applicable caption in the statement of earnings based on the nature of such expenses.  These amounts are not recorded as purchased power expenses.  This will be clarified in the 2007 Form 10-K.

Note (21) New Accounting Pronouncements, page B-144

6.
Please explain your policy with regards to planned major maintenance and whether such activities are expensed as incurred or accrued in advance.  Please differentiate, if necessary, how your policy differs for regulated and unregulated operations.  Also, please explain whether management has begun reviewing the effects, if any, of FSP AUG-AIR-1, Planned Major Maintenance, issued September 8, 2006 and revise future filings accordingly.

Response

With one exception, major maintenance activities are expensed as incurred and not accrued in advance.  The one exception is the Delta gas-fired generating plant that provides power to PNM under a long-term lease.  The Delta plant is a resource that is dedicated to serving PNM’s jurisdictional customers in New Mexico and is subject to traditional rate regulation by the New Mexico Public Regulation Commission (“NMPRC”).   The output of the Delta plant represents approximately 5% of PNM’s total capacity at December 31, 2006.  Maintenance, including major maintenance activities, for the Delta plant is provided under a services agreement with a third party that is unrelated to PNM or the lessor.  PNM expenses charges under this services agreement, including maintenance, as they become payable under the services agreement and not when performed since that is the method utilized for ratemaking purposes by the NMPRC.  Management is aware of FSP AUG-AIR-1.  However, due to the treatment of major maintenance activities as explained above, management believes AUG-AIR-1 will not impact the registrants.

We hope that these responses provide you all the information you need.  If you have further accounting questions, you may contact me at (505) 241-4615, or for legal questions Charles Moore, Associate General Counsel, at (505) 241-4935.

Sincerely,

/s/ Tom Sategna
Vice President and Corporate Controller

cc:           Donna DiSilvio, SEC Division of Corporation Finance
Scott Stringer, SEC Division of Corporation Finance
Lawrence Pineda, PNM Resources, Inc.